Anuja A. Majmudar, Esq.
Re: Novusterra, Inc.
July 31, 2024

NOVUSTERRA, INC.
12175 Visionary Way, Ste. 420
Fishers, IN 46038

July 31, 2024

Ms. Anuja A. Majmudar,
Attorney Advisor
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: Novusterra Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 24, 2024
File No. 333-276911

Dear Ms. Majmudar:

We are in receipt of your comment letter dated July 26, 2024, regarding our amended registration statement on Form S-1. The following response is submitted regarding your comments. A redline version of the amendment number three to the registration statement is appended to this letter for your convenience.

Amendment No.2 to Form S-1 filed July 24. 2024
Prospectus Summary
Our Company, page 4

We note your response to our prior comment 3. Please file the agreement between Kenai Defense Company LLC and American Resources Corporation dated March 24, 2022 referenced in the First Amendment to the Exclusive Rights Agreement between Novusterra Inc. and American Resources Corporation filed as Exhibit 10.10.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly.

Exhibits

2.
We note your response to our prior comment 8. Please file a revised legal opinion to include the specific number of securities being registered by the registration statement consistent with the prospectus cover page.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly.

General

3.
We note your disclosure on page 36 that your selling shareholders may sell their securities in transactions through broker-dealers that agree with selling shareholders to sell a specified number of securities at a stipulated price per security or by any other method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(l)(iii) of Regulation S-K.

Response: We acknowledge the staff’s comment and confirm our understanding that the retention by a selling shareholder of an underwriter would constitute a material change to our plan of distribution and require a post-effective amendment to the registration statement.

4.
Please ensure your signature page indicates the date on which each individual signed the Registration Statement.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly.

We appreciate the Commission staff’s comments and request that the staff contact our counsel, Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Novusterra, Inc.

/s/: Gregory Q. Jensen
Gregory Q. Jensen, Chief Executive Officer